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                                             Filed by Dura Pharmaceuticals, Inc.
                                                  Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed filed
                                                         pursuant to Rule 14a-12
                                          Subject Company: Elan Corporation, plc
                                                        Commission No. 333-10726


                              FOR IMMEDIATE RELEASE

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CONTACTS:
INVESTORS:  (U.S.)                          INVESTORS:  (EUROPE)                MEDIA:
Jack Howarth/Mary Ansaldi                   Emer Reynolds                       Max Gershenoff
Elan Corporation, plc                       Elan Corporation, plc               Elan Corporation, plc
Ph:  212-407-5740                           Ph:  353-1-709-4000                 Ph:  212-407-5740
     800-252-3526                                00800 28352600                      800-252-3526

Mike Borer/Julie Bierle
Dura Pharmaceuticals, Inc.
Ph:  858-457-2553


                              ELAN TO ACQUIRE DURA
     -- hCQUISITION SIGNIFICANTLY STRENGTHENS ELAN'S PHARMACEUTICAL BUSINESS --
        -- ADDS OVER 500 SALES REPRESENTATIVES AND $300 MILLION IN REVENUE --
           -- TRANSACTION TO BE ACCRETIVE TO EARNINGS PER SHARE IN 2001 --

DUBLIN, IRELAND/SAN DIEGO, CALIFORNIA, SEPTEMBER 11, 2000 -- Elan Corporation, plc (NYSE: ELN) ("Elan") and Dura Pharmaceuticals, Inc. (NASDAQ: DURA) ("Dura") today announced that they have entered into a definitive merger agreement under which Elan will acquire Dura, a specialty pharmaceutical company engaged in the marketing and sale of prescription products for the treatment of infectious diseases and respiratory conditions. The Dura Board of Directors has unanimously approved the merger agreement and is recommending that the Dura stockholders approve the merger.

Under the terms of the merger agreement, Elan will acquire all of Dura's outstanding common stock in a tax-free, stock for stock transaction, which will be accounted for using

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the pooling-of-interests method. Elan expects the transaction to be accretive to earnings per share in 2001 after synergies. Dura stockholders will receive
0.6715 of an Elan ADS for each share of Dura common stock. Based on Elan's closing stock price on September 8, 2000 of $52.125, the transaction has a value of $35.00 per Dura share and a total transaction value of approximately $1.8 billion.

Donal Geaney, Chairman and Chief Executive Officer of Elan, commented, "This transaction significantly enhances Elan's North American Pharmaceutical business by doubling the size of our U.S. salesforce to over 1,000 sales representatives and adding over $300 million of sales revenue in 2001 driven primarily by four key products. As a result of this transaction, we will have a much stronger sales and marketing infrastructure, a broader portfolio of marketed products and additional strength in our management team. The combined salesforce and management team will help us launch and maximize the revenue potential of our near-term product pipeline. In addition, I am pleased that we can add the Spiros-Registered Trademark- platforms to our range of drug delivery technologies."

Cam Garner, Chairman and Chief Executive Officer of Dura, said, "I am proud that the combination of Dura and Elan creates a substantial enterprise poised to quickly become a major global player in the pharmaceutical industry. The transaction represents both great financial and strategic value for our shareholders and our associates. The Elan management team is well known to Dura. They exhibit an entrepreneurial spirit and the desire to establish an extraordinary company culture uncommon in most large pharmaceutical companies."

Dura's portfolio of specialty pharmaceutical products includes
Maxipime-Registered Trademark-(injectable cephalosporin antibiotic), Ceclor-Registered Trademrk- CD (oral cephalosporin antibiotic),
Azactam-Registered Trademark- (injectable monobactum antibiotic) and Nasarel-Registered Trademark- (inhaled corticosteroid). Dura supports these products with large and experienced hospital and primary care salesforces, numbering over 500 representatives.

The transaction, which has been unanimously approved by the Board of Directors of both companies, is subject to regulatory approvals, approval by Dura stockholders and customary closing conditions and is expected to close late in the fourth quarter of this year.

Elan is a leading worldwide specialty pharmaceutical and drug delivery company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland, the United States and Israel. Elan is focused on the discovery, development and marketing of therapeutic products and services in neurology, pain management and oncology, and on the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

Dura is a San Diego based specialty pharmaceutical company that markets and sells prescription products that treat infectious diseases and respiratory conditions. Dura focuses on products and transactions that leverage its sales and marketing organization. Also, through the use of collaborative relationships, Dura intends to develop the Spiros-Registered Trademark-blisterdisk and Spiros-Registered Trademark- S2 pulmonary drug delivery systems for the local and systemic delivery of a wide range of medications.

This communication may include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this communication include statements about future financial and operating results and the proposed merger. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the Dura stockholders to approve the merger; the risk that the Elan and Dura businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Elan's and Dura's businesses generally. More detailed information about these factors is set forth in Elan's and Dura's filings with the Securities and Exchange Commission ("SEC"), including Elan's Annual Report on Form 20-F and Dura's Annual Report on Form 10-K, in each case for the fiscal year ended December 31, 1999, especially in the Management's Discussion and Analysis sections thereof. Elan and Dura are under no obligation to (and expressly disclaim any obligation to) update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

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In connection with the transaction, Elan will file a registration statement on
Form F-4 and Dura will file a proxy statement, each with the SEC. Investors and security holders are advised to read the registration statement and the proxy statement when they become available because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Dura with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Elan with the SEC may be obtained from Elan by directing a request to Elan, 345 Park Avenue, New York, New York 10154, attention: Jack Howarth, (212-407-5740). Free copies of the proxy statement and the other documents filed by Dura with the SEC may also be obtained from Dura by directing a request to Dura Pharmaceuticals, Inc., 7475 Lusk Blvd., San Diego, CA 92121, attention: Corporate Secretary, (858-457-2553).

Dura, its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitations of proxies of Dura's stockholders to adopt the merger agreement providing for Elan's acquisition of Dura. These persons may have an interest in the transaction, including as a result of holding shares or options of Dura. A detailed list of the names and interests of Dura's directors and executive officers is contained in Dura's proxy statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's web site at http://www.sec.gov.

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